Exhibit 2.2
SEPARATION AGREEMENT
This Separation Agreement (this “Agreement”), dated as of March 12, 2023 (the “Effective Date”), is entered into by and between SAP SE, a European Company (Societas Europaea), registered in accordance with the corporate laws of Germany and the European Union (“SAP”), and Qualtrics International Inc., a Delaware corporation (“Qualtrics”, with each of SAP and Qualtrics a “Party,” and together, the “Parties”).
RECITALS
WHEREAS, concurrently with the execution and delivery of this Agreement, Quartz Holdco, LLC, a Delaware limited liability company (“Parent”), Quartz MergerCo, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Qualtrics entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or modified from time to time the “Merger Agreement”); and
WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and in accordance with and subject to the applicable terms hereof and thereof, SAP and Qualtrics have agreed to terminate the SAP Agreements and take certain actions to separate the business of Qualtrics and its Subsidiaries from the business of SAP and its Affiliates prior to the closing of the transactions contemplated by the Merger Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound hereby, agree as follows.
1.Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings set forth below:
a.“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person determined as of immediately following the Closing or at any time during the period following the Closing for which the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise). For purposes of this Agreement, Qualtrics and its Subsidiaries shall be deemed to not be Affiliates of SAP or of SAP’s other Affiliates.
b.“Confidential Information” shall mean all non-public information, data, or material that is marked confidential or that should reasonably be understood to be confidential under the circumstances, including (i) scientific, engineering, mathematical or design information, data and material of the Disclosing Party, including specifications, ideas, concepts, models, and strategies for products or services, quality assurance policies, procedures and specifications, algorithms, source code and object code and all other know-how, methodology, processes, procedures, techniques and trade secrets related to product or service design, development, manufacture, implementation, use, support, and maintenance and (ii) all other non-public information, data or material of the Disclosing Party, including training materials and information, proprietary earnings reports and forecasts, proprietary macro-economic reports and forecasts, proprietary business plans, proprietary general market evaluations and surveys, proprietary financing and credit-related information, customer information and risk and insurance information, in each case that has been disclosed by one Party or its Subsidiaries (the “Disclosing Party”) to the other Party or its Subsidiaries (the “Receiving Party”). Confidential Information includes any modifications or derivatives prepared by the Receiving Party that contain or are based upon any Confidential Information obtained from the Disclosing

Party, including any analyses, reports, or summaries of the Confidential Information. Confidential Information may also include information disclosed to a Disclosing Party by third parties. Confidential Information shall not, however, include any information which (A) is or becomes publicly known through no improper action or inaction by the Receiving Party; (B) was in the possession of or known by the Receiving Party prior to receipt from the Disclosing Party; (C) is obtained by the Receiving Party from a third party without a breach of the Receiving Party’s obligations hereunder or such third party’s obligations of confidentiality; or (D) is independently developed by the Receiving Party without use of or reference to the Disclosing Party’s Confidential Information, in each case as established by documentary evidence.
c.“Current Joint Customers” means those entities set forth in Exhibit A attached hereto.
d.“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted principles (including U.S. Generally Accepted Accounting Principles and International Financial Reporting Standards) and accounting policies to be reflected in financial statements or disclosed in the notes thereto.
e.“SAP Agreements” means (i) the Master Transaction Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (the “Master Transaction Agreement”), (ii) the Administrative Services Agreement, by and between Qualtrics, SAP and SAP America, Inc., dated as of February 1, 2021 (the “Administrative Services Agreement”), (iii) the Employee Matters Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (the “Employee Matters Agreement”), (iv) the Distribution Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (including the Master Reseller Agreement entered into pursuant thereto, the “Distribution Agreement”), (v) the Insurance Matters Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (the “Insurance Matters Agreement”), and (vi) the Real Estate Matters Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (the “Real Estate Matters Agreement”). For the avoidance of doubt, the Tax Sharing Agreement, by and between SAP, SAP America, Inc. and their affiliated entities and Qualtrics and its affiliated entities, dated as of February 1, 2021 (the “Tax Sharing Agreement”), and the Intellectual Property Matters Agreement, by and between Qualtrics and SAP, dated as of February 1, 2021 (the “Intellectual Property Matters Agreement”), are not SAP Agreements.
f.“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, joint venture, partnership, trust, association or other entity in which such Person: (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities of such entity, (B) the total combined equity interests, or (C) the capital or profits interest, in the case of a partnership; or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors, in each case determined as of immediately following the Closing or at any time during the period following the Closing for which, the determination of subsidiary is being made. For purposes of this Agreement, Qualtrics and its Subsidiaries shall be deemed to not be Subsidiaries of SAP or of any of SAP’s Subsidiaries.
2.Termination of the SAP Agreements; Survival of Obligations; Release.
a.Termination of the SAP Agreements. Contingent upon and subject to the consummation of the Closing and subject to Section 2.b. hereof, SAP for itself and as agent for each of its Subsidiaries, on the one hand, and Qualtrics for itself and as agent for each of its Subsidiaries, on the other hand, hereby terminate the SAP Agreements, and unless otherwise agreed by the Parties in writing prior to the Closing, any other Contracts, between the Company or any of its Subsidiaries, on the one hand, and SAP and its Affiliates on the other hand, except for any such Contracts as set forth on Exhibit F, effective as of the Closing. Except as set forth in Section 2.b. hereof, no such terminated SAP Agreement (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of their respective Affiliates, hereby waive any advance notice provision or other termination procedures or requirements with respect to any SAP Agreement.
b.Survival of Obligations. Notwithstanding anything in the SAP Agreements or herein to the contrary, (i) the provisions of the Master Transaction Agreement, the Administrative Services Agreement and Real Estate Matters Agreement set forth in Schedule I hereto shall survive the termination of such SAP Agreements for the applicable periods set forth in Schedule I hereto, (ii) the Employee Matters Agreement shall terminate in accordance with its terms, except that the provisions set forth in Schedule II hereto shall survive such termination for the applicable periods set forth in Schedule II hereto, (iii) the provisions of the Insurance Matters Agreement that expressly survive termination thereof shall survive such termination in accordance with their terms and (iv) for (A) all applicable agreements with Current Joint Customers and (B) any new agreements executed between the date hereof and the Closing Date that would have been classified as Current Joint Customers had they been executed prior to the date hereof (the “New Joint Agreements”), until the earlier of (I) when such terms are expressly superseded by the terms of a future commercial relationship in accordance with Section 4 hereof, or (II) the expiration or termination of such Current Joint Customer Contract (provided SAP shall not renew or allow its customers to renew any such agreement, except where SAP has no right to prevent renewal), in each case, the provisions of the Distribution Agreement and the Administrative Services Agreement, to the extent applicable, shall survive and control for such agreements in accordance with Section 8.5 of the Distribution Agreement, as further modified by Schedule III hereto, and, in each case of clauses (i) – (iv), each Party will retain all rights and be entitled to enforce such provisions, and be subject to all obligations, in accordance with the terms thereof.
c.SAP Release. Contingent upon and subject to the consummation of the Closing, SAP does hereby, for itself and as agent for each of its Affiliates, and on behalf of any Person acting through or on behalf of SAP or its Affiliates in a shareholder or derivative action or otherwise, remise, release and forever discharge Qualtrics, each of its Affiliates, and each of their respective directors, shareholders, officers and employees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising in tort or under any contract or agreement or otherwise, by operation of law or otherwise, existing or arising from any past acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed as of or prior to the Closing, in each case relating to or arising out of the SAP Agreements and all other agreements between the Parties which are being terminated in accordance with Section 2.a, except for any Liabilities that survive under the surviving terms of any such agreements in accordance with the terms thereof, except as modified by this Agreement.
d.Qualtrics Release. Contingent upon and subject to the consummation of the Closing, Qualtrics does hereby, for itself and as agent for each of its Subsidiaries, and on behalf of any Person acting through or on behalf of Qualtrics or its Affiliates in a shareholder or derivative action or otherwise, remise, release and forever discharge SAP, each of its Subsidiaries, and each of their respective directors, shareholders, officers and employees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising in tort or under any contract or agreement or otherwise, by operation of law or otherwise, existing or arising from any past acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed as of or prior to the Closing, in each case relating to or arising out of the SAP Agreements and all other agreements between the Parties which are being terminated in accordance with Section 2.a, except for any Liabilities that survive under the surviving terms of any such agreements in accordance with the terms thereof, except as modified the Agreement.
e.No Impairment. Nothing contained in Section 2.c. or Section 2.d. hereof shall limit or otherwise affect any Party’s rights or obligations pursuant to or contemplated by this Agreement or the Merger Agreement, in each case, in accordance with its terms.
3.Separation; Transition Services; Tax Matters; IP Matters.
a.Each Party shall use commercially reasonable efforts to take all actions reasonably necessary in order to enable the Company and its Subsidiaries to have all employees, assets, properties, rights, titles and interests necessary to operate the business of the Company and its Subsidiaries on a standalone basis independent of SAP and to complete the transactions and other matters set forth in Schedule IV hereto prior to the Closing (the “Separation”). For the avoidance of doubt, the Parties agree and acknowledge that the completion of any such transactions or other matters is not a condition to the Closing.
b.To the extent that the Separation has not been fully completed prior to Closing pursuant to the foregoing clause a., SAP will provide services pursuant to the Transition Services Agreement to be executed at Closing in the form attached hereto as Exhibit B (the “Transition Services Agreement”).
c.Contingent upon and subject to the consummation of the Closing, the Tax Sharing Agreement shall be amended as set forth in Schedule V hereto, effective as of the Closing.
d.Contingent upon and subject to the consummation of the Closing, the Intellectual Property Matters Agreement shall be amended and restated as set forth in the form attached hereto as Exhibit C, effective as of the Closing
e.Contingent upon and subject to the consummation of the Closing, Qualtrics shall use commercially reasonable efforts to provide to SAP on a timely basis all information that SAP reasonably requires from Qualtrics to meet SAP’s schedule for the preparation, printing, filing and public dissemination of SAP’s annual, quarterly and monthly financial statements and reports prepared in accordance with SAP’s applicable financial reporting and accounting guidelines with appropriate adjustments in the event the Closing occurs prior to the last day of a month (the “Closing Financial Statements”). Qualtrics shall provide SAP and SAP’s auditors (subject to reasonable confidentiality obligations) with reasonable access to the books and records and employees of Qualtrics to the extent necessary to determine the accuracy of the Closing Financial Statements and will cooperate in good faith with SAP and SAP’s auditors to the extent SAP and SAP’s auditors have any comments or questions related thereto.
f.As of Closing, if not already completed in full before the Closing, SAP agrees to use commercially reasonable efforts to take any further action, including the execution and delivery of assignments of Intellectual Property, reasonably necessary to ensure that Qualtrics or its Subsidiaries exclusively own any Intellectual Property developed by SAP employees on behalf of Qualtrics.
4.Future Commercial Relationship. The current intention of the Parties following the Closing is to continue to work together as commercially appropriate and for SAP to act as a non-exclusive channel partner for Qualtrics in accordance with the terms set forth on Exhibit D attached hereto. Therefore, the Parties agree to undertake good faith, diligent efforts to negotiate such commercial distributor relationship, including with respect to the distribution or sale of the Parties’ products and services following the date hereof. For the avoidance of doubt, the Parties agree and acknowledge that the completion of any such agreements or relationship is not a condition to the Closing.
5.Transitional Trademark License. Contingent upon and subject to the consummation of the Closing, each Party grants the other Party certain limited, transitional rights to use the granting Party’s Licensed Marks, as further detailed in Exhibit E attached hereto.
6.Confidentiality.
a.SAP and Qualtrics shall hold and shall cause its Affiliates (in the case of SAP) or Subsidiaries (in the case of Qualtrics) to hold, and shall each cause its and their respective officers, employees, agents, consultants and advisors to hold, in strict confidence and shall not disclose or release without the prior written consent of the other Party, any and all Confidential Information concerning the other Party and/or its respective Subsidiaries and shall exercise the same degree of care (but no less than a reasonable degree of care) in the protection of the other Party’s or its Affiliates’ or Subsidiaries’, as applicable, Confidential Information as they take to preserve confidentiality of their own similar Confidential Information. Notwithstanding the foregoing sentence, the Parties and their respective Affiliates or Subsidiaries, as applicable, may disclose, or may permit disclosure of, Confidential Information (i) to their respective Affiliates, Subsidiaries, auditors, attorneys, financial advisors, bankers and other consultants and advisors who have a need to know such information and, in each case, are informed of their obligation to hold such information confidential to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, Qualtrics or SAP, as the case may be, will be responsible, or (ii) if the Parties or any of their respective Affiliates are required to disclose any such Confidential Information by applicable law, or judicial or administrative process; provided, that the Receiving Party required to disclose such Confidential Information (the “Notifying Party”) shall, to the extent permitted by Law or court order, promptly notify the Disclosing Party of the existence of such requirement, and shall provide the Disclosing Party a reasonable opportunity to seek an appropriate protective order or other remedy, which the Notifying Party will reasonably cooperate in obtaining. In the event that an appropriate protective order or other remedy is not obtained, then to the extent permitted by law or court order, the Notifying Party shall furnish, or cause to be furnished, only that portion of the Confidential Information that is required to be disclosed and shall use its reasonable best efforts to obtain reasonable assurances that confidential treatment will be accorded to such Information. Notwithstanding the foregoing, the Receiving Party and its Affiliates may disclose such information, and need not provide such notice, in connection with a proceeding in the ordinary course of the Receiving Party or any of its Affiliates’ business (including in response to examinations, audits, oral questions, interrogatories or requests for information or documents), as applicable, to a regulatory authority with jurisdiction over the Receiving Party or such Affiliate; provided that such proceeding is not specifically directed at the Confidential Information, in which event the Receiving Party or such Affiliate shall provide notice to the Disclosing Party as specified above.
b.Nothing in this Section 6 shall restrict (i) the Disclosing Party from using, disclosing, or disseminating its own Confidential Information in any way, or (ii) the Disclosing Party from reassigning any of its employees that have had access to Confidential Information to businesses of the Receiving Party that may engage in the same or similar business activities or lines of business as the Disclosing Party or that do business with any client or customer of the Disclosing Party. Moreover, nothing in this Section 6 supersedes any restriction imposed by third parties on their Confidential Information, and there is no obligation on the Disclosing Party to conform third party agreements to the terms of this Agreement except as expressly set forth therein.
c.Notwithstanding anything to the contrary set forth herein, confidentiality obligations provided for in any agreement between SAP or its Subsidiaries, or Qualtrics or any of its Subsidiaries, on the one hand, and any employee of SAP or any of its Subsidiaries, or Qualtrics or any of its Subsidiaries, on the other hand, shall remain in full force and effect.
d.The disclosure of Confidential Information from one Party to the other Party does not include a license or other substantive rights in the Confidential Information except to the extent such a license or rights are granted elsewhere in this Agreement or SAP Agreement. Notwithstanding the foregoing, with respect to any use of Confidential Information that constitutes use of Intellectual Property Rights (as defined in the Intellectual Property Matters Agreement) that is addressed in the Intellectual Property Matters Agreement (i) in the event there is any conflict or inconsistency between this Section 6 and any provision of the Intellectual Property Matters Agreement, the terms and conditions of the Intellectual Property Matters Agreement shall govern and control, and (ii) any such use must be within the scope of the licenses and covenants therein. Such continued right to use Confidential Information may only be transferred to a third party to the extent expressly permitted by the Intellectual Property Matters Agreement for Confidential Information that constitutes use of Intellectual Property Rights.
7.No Transfer. From and after the date hereof and until the earlier of (x) the termination of the Merger Agreement in accordance with its terms and (y) the Closing, neither SAP nor its Affiliates shall, directly or indirectly, without the prior written consent of Parent, (a) create or permit to exist any Lien on any of the equity interests of Qualtrics owned, of record or beneficially, by SAP or its Affiliates (the “Subject Shares”), (b) transfer, sell, assign, gift, hedge, lend, pledge or otherwise dispose of (including by sale or merger, by tendering into any tender or exchange offer, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Subject Shares, or any right, title or interest therein (including any right or power to vote to which SAP or such Affiliate may be entitled) (or consent to any of the foregoing), (c) enter into (or cause to be entered into) any agreement or arrangement with respect to any Transfer of the Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any the Subject Shares, (e) deposit or permit the deposit of any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Subject Shares, or (f) approve or consent to any of the forgoing; provided, that, notwithstanding the foregoing, SAP may transfer its Subject Shares to any direct or indirect wholly-owned subsidiary of SAP to the extent such wholly-owned Subsidiary agrees to be bound by the terms of this Section 7. Any action taken in violation of the foregoing provisions of this Section 7 shall be null and void ab initio. For the avoidance of doubt, nothing in this Section 7 shall prohibit (i) the exercise or settlement of awards under the Company Stock Plans outstanding on the date of this Agreement (or granted following the date of this Agreement to the extent permitted by the Merger Agreement), (ii) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (iii) the acquisition of Shares in connection with a cashless exercise of Company Options, (iv) the acquisition by Qualtrics of Shares pursuant to a re-purchase plan that was publicly announced prior to the date hereof and (v) the acquisition by the Company of Stock Units in connection with the forfeiture of such awards.
8.Mutual Warranties. Each Party represents and warrants that: (a) it and its Affiliates (in the case of SAP) or it and its Subsidiaries (in the case of Qualtrics) have not and will not enter into any agreements, obligations, or commitments with any third party that conflict in any way with their obligations under this Agreement in a manner that adversely impacts such Party’s ability to perform or comply with its obligations under this Agreement; (b) it has the full right, power, and authority to execute and deliver this Agreement and to perform its terms; (c) the execution and delivery of this Agreement and the consummation of the transactions required by this Agreement will not violate or conflict with any charter provision or bylaw of a Party or any of its Affiliates or Subsidiaries, as applicable; and (d) this Agreement is enforceable against each Party according to its terms, subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

9.Termination. Notwithstanding anything to the contrary contained herein, this Agreement and the rights and obligations of the Parties contained herein shall automatically terminate upon the termination of the Merger Agreement.
10.Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR THE MERGER AGREEMENT, NO EXPRESS OR IMPLIED WARRANTIES ARE GIVEN BY EITHER PARTY OR ITS AFFILIATES (IN THE CASE OF SAP) OR ITS SUBSIDIARIES (IN THE CASE OF QUALTRICS) WITH RESPECT TO THE SUBJECT MATTER HEREIN, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR ANY IMPLIED WARRANTY ARISING OUT OF COURSE OF DEALING OR USAGE OF TRADE.
11.Further Assurances. Each Party agrees that, from and after the Closing, such Party and its Affiliates (in the case of SAP) or Subsidiaries (in the case of Qualtrics) shall execute and deliver such further instruments of conveyance and transfer and take such other action as may reasonably be requested by the other Party to carry out the purposes and intents hereof.
12.Modification or Amendment. Prior to the Closing, except with the prior written consent of Parent (to be granted or withheld in Parent’s sole discretion), this Agreement may not be terminated, amended, supplemented or modified. Any such termination, amendment, supplement or modification if approved by Parent in accordance with the foregoing, must be in writing and executed by the Parties hereto.
13.Waiver. The failure by a Party to enforce any provision of this Agreement will not constitute a present or future waiver of such provision nor limit such Party’s right to enforce such provision at a later time.  All waivers by a Party must be provided in a notice pursuant to Section 15 hereof to be effective, and any waivers granted by Qualtrics hereunder will not be valid, and shall have no force or effect, except with the prior written consent of Parent (to be granted or withheld in Parent’s sole discretion).
14.Governing Law and Venue; Waiver of Jury Trial. Sections 10.09 and 10.10 of the Merger Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.
15.Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, or by email (with confirmation by return email) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 15):
(1)if to SAP:

SAP SE
Dietmar-Hopp-Allee 20
69190 Walldorf, Germany
Attention: Dr. Gabriel Harnier
Email:    gabriel.harnier@sap.com
with a copy (which shall not constitute notice) to:
Shearman & Sterling LLP
1460 El Camino Real, 2nd Floor
Menlo Park, CA 94025
Attention: Daniel Mitz and Robert Cardone
Email: daniel.mitz@shearman.com and robert.cardone@shearman.com

(b) if to Qualtrics:
Qualtrics International Inc.
333 West River Park Drive
Provo, UT 84604
Attention: Blake Tierney
Email: blaket@qualtrics.com
with a copy (which shall not constitute notice) to:
Goodwin Procter LLP
3 Embarcadero Center
San Francisco, CA 94111
Attention: Anthony McCusker and     Joshua Zachariah
Email: AMcCusker@goodwinlaw.com and     JZachariah@goodwinlaw.com
16.Entire Agreement. Section 10.05 of the Merger Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.
17.Severability. Section 10.04 of the Merger Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.
18.Interpretation and Rules of Construction. Section 10.03 of the Merger Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.
19.Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that the Parties expressly acknowledge and agree that the provisions of Sections 3, 4, 6, 7 and 8 of this Agreement are for the benefit of Parent and may be enforced by Parent as if it were a party hereto.
20.Counterparts. Section 10.15 of the Merger Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.
21.Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

SAP SE

By: /s/ Luka Mucic
Name: Luka Mucic
                     Title: Chief Financial Officer

By: /s/ Georg Kniese
Name: Georg Kniese
                     Title: EVP and Head of Corporate Development

QUALTRICS INTERNATIONAL INC.

By: /s/ Blake Tierney
Name: Blake Tierney
                     Title: General Counsel

[Signature Page to Separation Agreement]